Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

August 11, 2023

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund (the “Trust”)
File Nos. 333-125751; 811-21774

Dear Ms. Choo:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on May 31, 2023 (the “Registration Statement”). The Registration Statement relates to the First Trust S&P 500 Diversified Free Cash Flow ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Registration Statement.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness.

Comment 2 – General

Please supplementally provide a completed fee table and expense examples for the Fund.

Response to Comment 2

A completed fee table and expense examples have been attached hereto as Exhibit A.

Comment 3 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The Index Provider reserves the right to make exceptions when applying the methodology if the need arises.

Please provide more detail in Item 9 as to when such deviations may occur.

Response to Comment 3

The Registrant confirms that there is no specific criteria for when such deviations may occur. The disclosure refers to the Index Provider’s ability to make exceptions to the index methodology under non-normal circumstances.

Comment 4 – Principal Investment Strategies

The Staff notes the references to “According to the Index Provider” set forth in the second and third paragraphs of the section entitled “Principal Investment Strategies.” Please supplementally explain why such qualifications are necessary when the Fund can verify these statements based on the publicly available methodology.

Response to Comment 4

The Registrant has determined that the use of such disclosure is appropriate because the Fund and Advisor rely on the Index Provider to adhere to the index methodology.

Comment 5 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

If a company in the top 20% of FCF Yield for a particular sector has non-positive FCF Yield, then such company is excluded from selection until the count of remaining companies reaches the top 10% of the sector.

The methodology states that companies with non-positive FCF Yields will be excluded unless exclusion would result in the final count of companies in a sector being less than 10% of the count of companies within the underlying index. Please reconcile.

Please also revise “10% of the sector” to “10% of the Index.”

Response to Comment 5

Pursuant to the Staff’s comment, the referenced disclosure has been deleted and replaced with the following:

Next, the Index Provider excludes companies with the lowest non-positive FCF Yield until such exclusion would result in the final count of companies in a given sector to be less than 10% of the count of companies within such sector in the S&P 500® Index.

Comment 6 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

At each reconstitution, the Index sector weights mirror the sector weights of the S&P 500® Index, and the constituents are weighted by their FCF Yield within each sector. In addition, the weight for each Index constituent is constrained between 0.25% and 5.00%.

Please revise “is constrained between” in plain English.

Response to Comment 6

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

At each reconstitution, the Index sector weights mirror the sector weights of the S&P 500® Index, and the constituents are weighted by their FCF Yield within each sector. In addition, ~~the weight for~~ each Index constituent ~~is constrained between~~ will be limited to a minimum weight of 0.25% and a maximum weight of 5.00%. (emphasis added)

Comment 7 – Principal Investment Strategies

Please disclose the number of Index constituents as of a recent date.

Response to Comment 7

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 8 – Principal Investment Strategies

Please insert the following disclosure immediately following the third sentence of the fifth paragraph set forth in the section entitled “Principal Investment Strategies”:

As a result, the Fund may have significant investments in a given jurisdiction, investment sector or industry that it may not have had as of a previous date.

Response to Comment 8

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 9 – Principal Risks

Please delete the following disclosure set forth in the first paragraph of the section entitled “Principal Risks”:

The order of the below risk factors does not indicate the significance of any particular risk factor.

The Staff also notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return.

Response to Comment 9

The Registrant respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Registrant has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Registrant continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance.

Comment 10 – Principal Risks

The Staff notes the following disclosure under “Non-Correlation Risk” set forth in the section entitled “Principal Risks”:

The Fund expects to effect a significant portion of creations and redemptions of the Funds shares in cash, which would cause it to incur related costs and expenses.

Please supplementally explain why the Fund expects to effect a significant portion of its creations and redemptions in cash given the nature of its investment.

Also, compare this disclosure to the first sentence under “Cash Transactions Risk” set forth in the section entitled “Non-Principal Risks,” which states that “[t]he Fund may, under certain circumstances, effect a portion of its creations and redemptions for cash rather than in-kind.” Please reconcile.

Response to Comment 10

The referenced disclosure has been deleted.

Comment 11 – Performance

Please advise on the broad-based securities market index that the Fund intends to use.

Response to Comment 11

The Fund’s broad-based securities market index will be the S&P 500 Index.

Comment 12 – Additional Information on the Fund’s Investment Objective and Strategies

The Staff notes the following disclosure set forth in the section entitled “Additional Information on the Fund’s Investment Objective and Strategies”:

The Fund’s investment objective, its 80% investment strategy…

Please revise “strategy” to “policy” to avoid investor confusion.

Response to Comment 12

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 13 – Dividends, Distributions and Taxes

The Staff notes the following disclosure set forth in the section entitled “Dividends, Distributions and Taxes”:

The Fund distributes its net realized capital gains, if any, to shareholders at least [quarterly].

Please supplementally explain why the Fund is permitted to distribute capital gains quarterly.

Response to Comment 13

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

The Fund distributes its net realized capital gains, if any, to shareholders at least ~~[quarterly]~~ annually. (emphasis added)

Comment 14 – Statement of Additional Information

Regarding the disclosure on derivative actions, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the First Trust Multi-Manager International ETF.

Response to Comment 14

The Registrant and the Advisor have considered the Staff’s comment and respectfully decline to make the requested changes. The Registrant and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 15 – Statement of Additional Information

Regarding the disclosure on fiduciary duties, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the FT Cboe Vest Rising Dividend Achievers Target Income ETF.

Response to Comment 15

The Registrant notes that the Declaration contains a provision that clarifies that the Trustees of the Trust are not subject to the law in Massachusetts or other states relating to the duties and liabilities of trustees of donative trusts (a trust that establishes a gift of an interest in property to a beneficiary) or probate trusts (a trust which allows a person to place an asset into trust and retain control and access) or similar common law trusts, but are subject only to the law in Massachusetts relating to the trustees of Massachusetts business trusts under Chapter 182 of the Massachusetts General Laws. This provision does not eliminate the fiduciary duties of the trust’s Trustees, but limits those duties to the duties of trustees of Massachusetts business trusts. In addition, as noted, the Trustees remain fully subject to their duties under the federal securities laws. Pursuant to the Staff’s request, the below disclosure has been added to each Fund’s SAI. The Registrant believes that adding this disclosure to the SAI and not the Prospectus, as requested by the Staff, is appropriate for investor comprehension.

The Declaration provides that a Trustee acting in his or her capacity as Trustee is liable to the Trust for his or her own bad faith, willful misfeasance, gross negligence, or reckless disregard of his or her duties involved in the conduct of the individual’s office, and for nothing else and shall not be liable for errors of judgment or mistakes of fact or law. The Declaration also provides that the Trustees of the Trust will be subject to the laws of the Commonwealth of Massachusetts relating to Massachusetts business trusts, but not to the laws of Massachusetts relating to the trustees of common law trusts, such as donative or probate type trusts… These provisions are not intended to restrict any shareholder rights under the federal securities laws and the Declaration specifically provides that no provision of the Declaration shall be effective to require a waiver of compliance with any provision of, or restrict any shareholder rights expressly granted by, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the 1940 Act, or of any valid rule, regulation, or order of the Commission thereunder.

Comment 16 – Statement of Additional Information

The Staff notes the following disclosure under “Suspension of Creations” set forth in the “Statement of Additional Information”:

Circumstances in which the Fund may suspend creations include, but are not limited to…

Please consider whether the disclosure should state “reject and suspend.”

Response to Comment 16

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 17 – Exhibits

The Staff notes that the sub-licensing agreement is a material agreement related to the Fund’s operations. Please file the sub-licensing agreement as an exhibit to the Registration Statement.

Response to Comment 17

The Registrant confirms that it will file the sub-licensing agreement as an exhibit to the Registration Statement.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely, yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.60%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.60%

(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$61	$192